July 22, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Conatus Pharmaceuticals Inc.

Form S-1 Registration Statement

File No. 333-189305

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Conatus Pharmaceuticals Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Wednesday, July 24, 2013, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from July 8, 2013 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 8, 2013:

•	0 to prospective underwriters;

•	870 to institutional investors;

•	0 to prospective dealers; and

•	2,425 to others (including individuals).

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
Name:	Nicholas Oust
Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

For themselves and as Representatives of the several Underwriters